ASSIGNMENT AND ASSUMPTION OF LEASES

THIS ASSIGNMENT AND ASSUMPTION OF LEASES (this "Assignment") is made and entered into this 17 day of July, 2020 (the "Effective Date"), between **7501 W. NORTH AVENUE, LLC**, a Delaware limited liability company, (the "Assignor") and **RF GROCERY, LLC**, an Illinois limited liability company ("Assignee").

Recitals

A. Assignor and Assignee entered into that certain Agreement of Purchase and Sale Agreement dated May 27, 2020 (as amended, the "Agreement") covering the Property (as hereinafter defined); and ;

B. Assignor has simultaneously herewith conveyed to Assignee all of Assignor's right, title and interest in and to the real property located at 7501 North Avenue, River Forest, Illinois (the "Property"), and in connection therewith, Assignor has agreed to assign to Assignee all of Assignor's right, title and interest in and to that certain Lease dated November 14, 2014, by and between Assignor, as landlord and Lakes Venture, LLC, a Delaware limited liability company, as tenant ("Tenant"), as amended by that certain First Amendment to Lease dated June 2, 2015 (the "First Amendment") and that certain Second Amendment to Lease dated September 15, 2016 (the "Second Amendment") and further memorialized in that certain Commencement Date Agreement dated June 6, 2017 (as amended, collectively the "Lease");

C. As part of the sale of the Property from Assignor to Assignee, Assignor desires to assign its rights and delegate its obligations as "Landlord" under the Lease to Assignee under certain conditions contained herein. In turn, Assignee desires to accept and assume such rights and obligations upon the conditions, provisions and terms of this Assignment; and,

D. The parties have agreed to execute this Assignment in order to effect the foregoing assignment of the Lease;

Agreement

1. For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Assignor hereby assigns, transfers and sets over unto Assignee, all of Assignor's right, title and interest in, to and under the Lease. Assignee accepts the foregoing assignment and assumes and agrees to be bound by the terms and conditions of the Lease and also perform any and all duties, obligations and responsibilities of Assignor under the Lease from and after the Effective Date hereof.

2. Assignee agrees to indemnify, hold harmless and defend Assignor from and against any and all claims, losses, liabilities, damages, costs and expenses (including, without limitation, court costs and reasonable attorneys' fees and disbursements) resulting by reason of the failure of Assignee to pay, perform or discharge any of the debts, duties or obligations assumed or agreed to be assumed by Assignee hereunder arising out of or relating to, directly or indirectly, in whole or in part, the Lease, from and after the Closing Date.

3. Except as otherwise expressly provided in Article VII and subject to the provisions of Sections 3.2 and 9.19 of the Agreement (which provisions are not modified in any way by the following indemnity), Assignor agrees to protect, indemnify, defend and hold Assignee harmless from and against all claims, losses, damages, costs, expenses, obligations and liabilities (including, without limitation, court costs and reasonable attorneys' fees and disbursements) (collectively,

"**Claims**") arising out of or relating to, directly or indirectly, in whole or in part, the Lease prior to the Closing Date; provided, however, that the foregoing indemnity shall not apply to any Claims relating in any way to the physical, environmental or other condition of the Property (as defined in the Agreement) or the compliance or non-compliance of the Property with any legal requirements; and provided further that the foregoing indemnity shall apply solely to Claims first raised after the Closing Date and shall survive only for a period of nine (9) months after the Closing Date. Any such Claim which Assignee may have at any time against Assignor, whether known or unknown, which is not specifically asserted by written notice to Assignor within such nine (9) month period shall not be valid or effective, and neither Assignor nor any Seller Related Parties (as defined in the Agreement) shall have any liability with respect thereto.

4. This Assignment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

5. Except for Tenant, this Assignment is made for the sole benefit of the parties and their respective successors and assigns and no other person or persons shall have any right of action hereon. Tenant is a third party beneficiary of this Assignment. As such, this Assignment inures to the benefit of, and is enforceable by, Tenant.

6. This Assignment, the Lease and the Agreement contain the entire agreement between the parties and constitute an integration of the entire agreement, contract, promise and understandings of the parties. All prior agreements, conditions, contracts, promises, representations, understandings, or warranties, whether oral of written, express or implied, concerning the subject matter of this Assignment are expressly superseded hereby and have no further force or effect, except for the Lease and the Agreement.

7. This Assignment (and any dispute arising hereunder) shall be governed by, and construed and interpreted in accordance with, the laws of the State of Illinois.

8. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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IN WITNESS WHEREOF, Assignor and Assignee have caused this Assignment to be executed on the day and year first above written.

Assignor: **7501 W. NORTH AVENUE, LLC,**
a Delaware limited liability company

By: Core and Value Advisors, LLC, a Delaware limited liability company, its Manager

By: ______________________
Name: DANIEL S. WEAVER
Its: MANAGING DIRECTOR

SIGNATURES CONTINUE ON FOLLOWING PAGE

EXECUTED as of the date first above written.

RF GROCERY, LLC, an Illinois limited liability company

By: GK Development, Inc., an Illinois corporation, d/b/a GK Real Estate, its Manager

By: ______________________
Name: Garo Kholamian
Title: President